Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	For the Fiscal Year Ended(1)							For the Nine Months Ended
	June 3, 2000	June 2, 2001	June 1, 2002(2)		May 31, 2003(3)		May 29, 2004	February 28, 2004	February 26, 2005(4)
	(In thousands unless otherwise stated)
	(Unaudited)	(Unaudited)						(Unaudited)	(Unaudited
Fixed charges:
Interest expense	$8,911	$11,146	$12,386		$10,352		$10,257	$7,682	$6,675
Estimate of the interest within rental expense	965	1,052	1,101		1,222		1,155	818	1,036

Total fixed charges	9,876	12,198	13,487		11,574		11,412	8,500	7,711
Earnings:
Income (loss) before cumulative effect of accounting change	11,614	16,245	(11,331)		(8,989)		6,033	3,454	(13,814)
Add fixed charges	9,876	12,198	13,487		11,574		11,412	8,500	7,711

Total	$21,490	$28,443	$2,156		$2,585		$17,445	$11,954	$(6,103)

Ratio of earnings to fixed charges	2.2	2.3	—	(5)	—	(5)	1.5	1.4	— (5)
Dollar amount of the deficiency	—	—	11,331		8,989		—	—	13,814

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31 and ending the first nine months on the Saturday nearest February 28.
(2)	In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $16.1 million charge ($10.3 million net of tax) primarily related to inventory obsolescence.
(3)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(4)	Due to changes in the level of certainty regarding realization, we established a valuation allowance of $12.2 million in the third quarter of fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards. In addition, we established a deferred tax liability of $4.8 million relating to a certain portion of our subsidiaries’ earnings that we determined may be distributed to us in future years (see Income Tax Provision in “Management’s Discussion and Analysis of Financial Condition and Result of Operations”).
(5)	Due to losses in fiscal 2002 and fiscal 2003 and for the nine months ended February 26, 2005, earnings were insufficient to cover fixed charges in the amounts indicated.